Exhibit 12.1

Vantage Drilling International

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Successor	Predecessor	Years Ended December 31,
	Period from February 10, 2016 to March 31, 2016	Period from January 1, 2016 to February 10, 2016

			2015	2014	2013	2012	2011
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(27,862)	$(469,644)	$62,124	$132,930	$(19,696)	$(101,081)	$(45,212)
Fixed charges	10,664	1,728	174,612	197,291	214,894	216,068	156,483
Amortization of capitalized interest	785	616	5,602	5,602	5,352	3,857	2,490
Capitalized interest	—	—	—	—	(14,995)	(74,718)	(7,311)

Earnings (loss) as adjusted	$(16,413)	$(467,300)	$242,338	$335,823	$185,556	$44,126	$106,450

Fixed Charges
Interest expense	$10,650	$1,728	$173,634	$196,159	$198,779	$139,662	$147,321
Capitalized interest	—	—	—	—	14,995	74,718	7,311
Amortization of debt financing costs	—	—	—	—	—	—	—
Portion of rental expense representative of the interest factor	14	—	979	1,131	1,121	1,688	1,851

Total fixed charges	$10,664	$1,728	$174,612	$197,291	$214,894	$216,068	$156,483

Ratio of earnings to fixed charges (a)	—	—	1.39	1.70	—	—	—

(a)	For the period from February 10, 2016 to March 31, 2016, the period January 1, 2016 to February 10, 2016 and the years ended December 31, 2013, 2012 and 2011, earnings were not sufficient to cover fixed charges by approximately $27.1 million, $469.0 million, $29.3 million, $171.9 million and $50.0 million, respectively.